Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, December 1, 2025

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES I, J AND K PREFERRED SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series I	0.207938	December 31, 2025	December 15, 2025
Series J	0.34727	December 30, 2025
Series K	0.315313	December 31, 2025

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

As previously announced, Fairfax intends to redeem all of its outstanding Cumulative 5-Year Rate Reset Preferred Shares, Series I, together with all of its outstanding Cumulative Floating Rate Preferred Shares, Series J, on December 31, 2025.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:   John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946